

August 6, 2012

Via E-mail
Dr. Gregory I. Frost, Ph.D.
President and Chief Executive Officer
Halozyme Therapeutics, Inc.
11388 Sorrento Valley Road,
San Diego, CA 92121

> **Re:** **Halozyme Therapeutics, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2011**
> **Filed March 12, 2012**
> **Form 10-Q for the Quarterly Period Ended March 31, 2012**
> **Filed May 7, 2012**
> **File No. 001-32335**

Dear Dr. Frost:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing us the requested information or by advising us when you will provide the requested response. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 30

1. Please provide us proposed disclosure to be included in future periodic reports regarding your collaboration agreements with Roche, Baxter, ViroPharma, and Intrexon to provide the range of potential royalty payments to be made under the agreements within ten percentage points (e.g., "high single-digits," "teens") and the duration of each agreement. To the extent the duration of your agreements is based on the duration of the underlying royalty obligation, please provide a full description of the term of the royalty obligation.

Item 15. Exhibits and Financial Statement Schedules, page 55

2. We note that you derived 22% and 16% of your revenues in 2011 from your agreements with ViroPharma and Intrexon and that each agreement includes substantial potential royalty and milestone payments. In addition, we note that your agreement with Intrexon represents a related party transaction involving your director, Randall J. Kirk., who also serves as chief executive officer, chairman of the board of directors and major shareholder of Intrexon. In light of these factors, your agreements with Intrexon and ViroPharma appear to represent material contracts that should be filed as exhibits. Please file your agreements with ViroPharma and Intrexon as promptly as possible pursuant to Item 601(b)(10) of Regulation S-K. In the alternative, if you do not believe that these agreements are required to be filed as exhibits, please provide a legal analysis in support of your position.

Notes to Consolidated Financial Statements
3. Collaborative Agreements
ViroPharma and Intrexon Partnerships, page F-18

3. With respect to the agreements executed in 2011 with ViroPharma and Intrexon, you recognized a total of $18 million in revenue attributable to upfront license fee payments based on your determination that the licenses have stand-alone value. You also determined that the research and development services and API supply are deliverables that have standalone value. Please provide us your analysis of the accounting for each arrangement by addressing the following:

   - Please provide us your analysis demonstrating that neither the research and development nor the supply agreements is necessary in order to obtain value from the license;
   - You state "the amount of allocable arrangement consideration is limited to amounts that are fixed or determinable; therefore, the amount allocated to the license was only to the extent of cash received." Please tell us how your policy complies with ASC 605-25-30-5 which states that the amount allocable to the delivered item or items is the lesser of the amount otherwise allocable in accordance with paragraphs 605-25-30-2 and 30-4, or the noncontingent amount.
   - Please provide us proposed disclosures to be included in future periodic reports of the total arrangement consideration and indicate the amount allocated to each deliverable, and;
   - Provide us an analysis of how you determined the total arrangement consideration and the amount allocated to each deliverable.

Form 10-Q for the Quarterly Period Ended March 31, 2012
Item 2. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 18

4. We note your disclosure on page 23 that the U.S. Food and Drug Administration has
    requested additional data to complete its review of Baxter's HyQ BLA. Please advise us,
    with a view towards disclosure in your filings, as to the specific additional data requested
    by the FDA.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filings to be certain that the filings includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:
*   the company is responsible for the adequacy and accuracy of the disclosure in the filings;
*   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filings; and
*   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

    You may contact Tabatha Akins, Staff Accountant, (202) 551-3658 or Mary Mast, Senior
Staff Accountant, at (202) 551-3613 if you have any questions regarding the processing of your
response as well as any questions regarding comments on the financial statements and related
matters. Please contact Scot Foley, Attorney Advisor, at (202) 551-3383 or Bryan Pitko,
Attorney Advisor, at (202) 551-3203 with questions on any of the other comments. In this
regard, do not hesitate to contact me at (202) 551-3679.

                                        Sincerely,

                                         /s/ Jim B. Rosenberg

                                        Jim B. Rosenberg
                                        Senior Assistant Chief Accountant